

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2020

John L. Erb
Chief Executive Officer
CHF Solutions, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

   Re: CHF Solutions, Inc.
    Preliminary Proxy Statement on Schedule 14A
    Filed April 1, 2020
    File No. 001-35312

Dear Mr. Erb:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Jessica M. Herron, Esq.